UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2023

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	1 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Merger Agreement

On May 25, 2023, Stratasys Ltd. (“Stratasys” or the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Tetris Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Stratasys (“Merger Sub”), and Desktop Metal, Inc., a Delaware corporation (“Desktop Metal”), pursuant to which Merger Sub will merge with and into Desktop Metal, with Desktop Metal surviving the merger as a direct wholly owned subsidiary of Stratasys (the “Merger”).

Merger Consideration. Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Class A common stock, par value $0.0001 per share, of Desktop Metal (“Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock owned or held (x) in treasury or otherwise owned by Desktop Metal or any of its subsidiaries or (y) by Stratasys or any of its subsidiaries), will be converted into the right to receive 0.123 (the “Exchange Ratio”) ordinary shares, 0.01 New Israeli Shekels par value, of Stratasys (“Ordinary Shares”).

Stock Options. Pursuant to the Merger Agreement, at the Effective Time, each option to purchase Common Stock (each, a “Desktop Metal Option”) outstanding immediately prior to the Effective Time will be automatically converted into an option to purchase a number of Ordinary Shares on substantially the same terms and conditions (including the same vesting and exercisability terms and conditions) as were applicable under the incentive award plan of Desktop Metal relating to such Desktop Metal Option immediately prior to the Effective Time (but otherwise subject to the terms and conditions of the Stratasys equity plans), determined by multiplying the number of shares of Common Stock subject to such Desktop Metal Option immediately prior to the Effective Time by the Exchange Ratio, rounding down to the nearest whole number of shares, at a per share exercise price determined by dividing the per share exercise price of such Desktop Metal Option by the Exchange Ratio, rounding up to the nearest whole cent.

Restricted Stock Awards. Each restricted stock award of Desktop Metal (each, a “Desktop Metal RSA”) outstanding immediately prior to the Effective Time will automatically be converted into a grant of a restricted stock award to receive, on substantially the same terms and conditions (including the same vesting terms and conditions) as were applicable under the incentive award plan of Desktop Metal relating to such Desktop Metal RSA immediately prior to the Effective Time (but otherwise subject to the terms and conditions of the Stratasys equity plans), a number of Ordinary Shares determined by multiplying the number of shares of Common Stock covered by such Desktop Metal RSA immediately prior to the Effective Time by the Exchange Ratio, rounding down to the nearest whole number of shares.

Restricted Stock Unit Awards. Each restricted stock unit award of Desktop Metal (each, a “Desktop Metal RSU Award”) outstanding immediately prior to the Effective Time will automatically be cancelled in exchange for the grant of a restricted stock unit award to receive, on substantially the same terms and conditions (including the same vesting and exercisability terms and conditions) as were applicable under the incentive award plan of Desktop Metal relating to such Desktop Metal RSU Award immediately prior to the Effective Time (but otherwise subject to the terms and conditions of the Stratasys equity plans), a number of Ordinary Shares determined by multiplying the number of shares of Common Stock covered by such Desktop Metal RSU Award immediately prior to the Effective Time by the Exchange Ratio, rounding down to the nearest whole number of shares.

Board Representation and Governance. Pursuant to the Merger Agreement, following the closing of the transaction, the Board of Directors of Stratasys will consist of 11 members, five of whom will be selected by current directors of Stratasys and five of whom will be selected by current directors of Desktop Metal, as well as Dr. Yoav Zeif, who will continue to serve as Stratasys’ Chief Executive Officer. The Merger Agreement provides that Mr. Ric Fulop, the Chief Executive Officer of Desktop Metal, will serve as Chairman of the Stratasys Board of Directors and Stratasys Chairman Mr. Dov Ofer will serve as lead independent director of the Stratasys Board of Directors.

Conditions to Closing of the Merger. The consummation of the Merger is subject to customary closing conditions, including, among other things: (i) the requisite approvals of Desktop Metal’s stockholders and Stratasys’ shareholders having been obtained; (ii) approval of the listing of the Ordinary Shares issuable to Desktop Metal’s stockholders pursuant to the Merger Agreement on the Nasdaq Capital Market; (iii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of certain other regulatory approvals by applicable governmental authorities; (iv) the absence of injunctions or legal restraints that have the effect of preventing the consummation of the Merger; (v) effectiveness of the Registration Statement (as defined herein); (vi) the absence of a material adverse effect with respect to Desktop Metal or Stratasys after the date of the Merger Agreement that is continuing; (vii) the amendment, modification or termination of certain agreements to which Desktop Metal is a party (the “Identified Agreements”); and (viii) subject to certain materiality thresholds, the accuracy of the representations and warranties made by Desktop Metal, on the one hand, and Stratasys and Merger Sub, on the other hand, and performance or compliance in all material respects by all parties to the Merger Agreement with their respective obligations and covenants required to be performed or complied with thereunder.

Representations, Warranties and Covenants. The Merger Agreement contains representations, warranties and covenants of the parties customary for a transaction of this type, including, among others: (i) with respect to the conduct of the business of Desktop Metal and Stratasys and their respective subsidiaries prior to the closing of the Merger; (ii) providing that Desktop Metal and Stratasys use their reasonable best efforts to obtain all necessary regulatory approvals; (iii) providing that Desktop Metal and Stratasys cooperate in the preparation of a registration statement on Form F-4 (the “Registration Statement”) to be filed by Stratasys with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the registration of the Ordinary Shares to be issued pursuant to the Merger Agreement, which will include a joint proxy statement of Desktop Metal and Stratasys and a prospectus of Stratasys relating to the transactions contemplated by the Merger Agreement (the “Joint Proxy Statement/Prospectus”), which will be distributed to Desktop Metal’s stockholders and Stratasys’ shareholders in connection with obtaining the requisite approvals thereof; and (iv) requiring that Desktop Metal and Stratasys not solicit or negotiate with third parties regarding alternative transactions, comply with certain related restrictions and cease discussions regarding alternative transactions. Additionally, each of Desktop Metal and Stratasys has agreed to include in the Joint Proxy Statement/Prospectus a recommendation of their respective board of directors to their respective equityholders that such equityholders approve the requisite transactions contemplated by the Merger Agreement. The board of directors of each of Desktop Metal and Stratasys is permitted to change its recommendation if it determines in good faith, after consultation with its outside financial advisors and legal counsel, that in response to certain intervening events or superior proposals, the failure to change its recommendation would constitute a breach of its fiduciary duties under applicable law.

Termination of the Merger Agreement. Subject to certain limited exceptions, the Merger Agreement may be terminated by: (i) mutual written consent of Desktop Metal and Stratasys; (ii) either Desktop Metal or Stratasys if any court or governmental entity of competent jurisdiction issues a final and non-appealable order, injunction or decree or other legal restraint or prohibition permanently enjoining or preventing the consummation of the Merger; (iii) either Desktop Metal or Stratasys if any governmental authority that must grant a required regulatory approval under the Merger Agreement has denied approval of the Merger and such denial has become final and non-appealable; (iv) either Desktop Metal or Stratasys if the other party breaches or fails to perform any of its covenants or agreements contained in the Merger Agreement, or if any of the representations or warranties of the other party contained in the Merger Agreement fails to be true and correct, such that the conditions to closing of the transactions contemplated by the Merger Agreement would not be satisfied at the closing of the Merger, and such other party has not cured such breach within 30 days of notice from the terminating party of its intent to terminate; (v) either Desktop Metal or Stratasys if the transactions contemplated by the Merger Agreement are not consummated on or before February 25, 2024 (the “End Date”), provided that each of Desktop Metal and Stratasys shall be entitled to extend the End Date for up to two additional three-month periods if any of the required regulatory approvals have not been obtained at the applicable End Date but all other specified conditions to the closing of the Merger have been satisfied at such time (or are capable of being satisfied at the closing of the Merger); (vi) either Desktop Metal or Stratasys if the requisite approval of Desktop Metal’s stockholders or Stratasys’ shareholders is not obtained following a vote taken thereon at the applicable meeting (subject to valid adjournment and postponement of any such meeting); (vii) Desktop Metal if the Stratasys Board of Directors modifies its recommendation to Stratasys’ shareholders with respect to the transactions contemplated by the Merger Agreement; (viii) Stratasys if Desktop Metal’s board of directors modifies its recommendation to Desktop Metal’s stockholders with respect to the transactions contemplated by the Merger Agreement; (ix) Desktop Metal if a change of control occurs with respect to Stratasys; (x) Stratasys if a change of control occurs with respect to Desktop Metal and (xi) Stratasys if Desktop Metal receives a rejection, or after a 30-calendar day period receives no substantive engagement with respect to its request, in a manner indicating that the conditions to the closing of the Merger regarding the amendment, modification or termination of the Identified Agreements will not be satisfied on commercially reasonable terms (a “Rejection”), provided that such right to terminate, together with the closing condition relating to the Identified Agreements, will each be deemed irrevocably waived if not exercised by Stratasys within 20 business days following a Rejection.

Subject to the terms and conditions of the Merger Agreement, Desktop Metal will be required to pay Stratasys a termination fee of $18.6 million if: (i) an alternative proposal for Desktop Metal has been publicly disclosed and not withdrawn, the Merger Agreement is terminated by either Desktop Metal or Stratasys as a result of the failure to obtain the approval of Desktop Metal’s stockholders following a vote taken thereon at a meeting of Desktop Metal’s stockholders (subject to valid adjournment and postponement of any such meeting) and within twelve months of such termination, Desktop Metal enters into a definitive agreement with respect to an alternative proposal or otherwise consummates an alternative proposal; or (ii) if Stratasys terminates the Merger Agreement as a result of a change in recommendation by Desktop Metal’s board of directors or either party terminates the Merger Agreement as a result of the failure to obtain the approval of Desktop Metal’s stockholders following a vote taken thereon at a meeting of Desktop Metal’s stockholders (subject to valid adjournment and postponement of any such meeting) and, at the time of such termination, Stratasys was entitled to terminate the Merger Agreement as a result of a change in recommendation by Desktop Metal’s board of directors. Additionally, Desktop Metal will be required to reimburse Stratasys for Stratasys’ transaction-related expenses (in an amount not to exceed $10 million) if the Merger Agreement is terminated by either party as a result of the failure to obtain the approval of Desktop Metal’s stockholders following a vote taken thereon at a meeting of Desktop Metal’s stockholders (subject to valid adjournment and postponement of any such meeting) and, at the time of the termination, Desktop Metal’s board of directors has not made a change in recommendation (unless the approval of Stratasys’ shareholders has not been obtained following a vote thereon, subject to valid adjournment and postponement of any meeting therefore, at the time of the termination of the Merger Agreement).

Subject to the terms and conditions of the Merger Agreement, Stratasys will be required to pay Desktop Metal a termination fee of $32.5 million if: (i) an alternative proposal for Stratasys has been publicly disclosed and not withdrawn, the Merger Agreement is terminated by either Desktop Metal or Stratasys as a result of the failure to obtain the approval of Stratasys’ shareholders following a vote taken thereon at a meeting of Stratasys’ shareholders (subject to valid adjournment and postponement of any such meeting) and within twelve months of such termination, Stratasys enters into a definitive agreement with respect to an alternative proposal or otherwise consummates an alternative proposal; or (ii) if Desktop Metal terminates the Merger Agreement as a result of a change in recommendation by Stratasys’ board of directors or either party terminates the Merger Agreement as a result of the failure to obtain the approval of Stratasys’ shareholders following a vote taken thereon at a meeting of Stratasys’ shareholders (subject to valid adjournment and postponement of any such meeting) and, at the time of such termination, Desktop Metal was entitled to terminate the Merger Agreement as a result of a change in recommendation by Stratasys’ board of directors. Additionally, Stratasys will be required to pay Desktop Metal a termination fee of $19 million in the event that Stratasys validly terminates the Merger Agreement in connection with a Rejection relating to the Identified Agreements, but all other specified conditions to the closing of the Merger have been satisfied or waived (or are capable of being satisfied at the closing of the Merger). Stratasys will also be required to reimburse Desktop Metal for Desktop Metal’s transaction-related expenses (in an amount not to exceed $10.0 million) if the Merger Agreement is terminated by either party as a result of the failure to obtain the approval of Stratasys’ shareholders following a vote taken thereon at a meeting of Stratasys’ shareholders (subject to valid adjournment and postponement of any such meeting) and, at the time of the termination, Stratasys’ board of directors has not made a change in recommendation (unless the approval of Desktop Metal’s shareholders has not been obtained following a vote thereon, subject to valid adjournment and postponement of any meeting therefore, at the time of the termination of the Merger Agreement).

The foregoing description of the Merger Agreement is qualified in its entirety by the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about Desktop Metal or Stratasys. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure letters provided by each of Desktop Metal and Stratasys in connection with the signing of the Merger Agreement or in filings and reports of the parties with the SEC. These confidential disclosure letters contain information that modifies, qualifies and creates exceptions to the representations, warranties and certain covenants set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between Desktop Metal and Stratasys rather than establishing matters as facts and were made only as of the date of the Merger Agreement (or such other date or dates as may be specified in the Merger Agreement). Accordingly, the representations and warranties in the Merger Agreement should not be relied upon as characterizations of the actual state of facts about Desktop Metal or Stratasys. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement. Information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Desktop Metal’s or Stratasys’ public disclosures.

Voting and Support Agreements

As an inducement to Stratasys entering into the Merger Agreement, on May 25, 2023, (a) Ric Fulop, Desktop Metal’s Chief Executive Officer, (b) KPCB Holdings, Inc., as nominee, Kleiner Perkins Caufield & Byers XVI, LLC, KPCB XVI Founders Fund, LLC, Kleiner Perkins Caufield & Byers XVII, LLC and KPCB XVII Founders Fund, LLC (collectively, “KPCB”), (c) Khaki Campbell Trust, (d) Bluebird Trust, (e) Jonah Myerberg, (f) Audra Myerberg, (g) Wen Hsieh and (h) Red Tailed Hawk Trust ((a) through (h), collectively, the “Stockholders”), who collectively beneficially own shares representing approximately 19% of the voting power of Desktop Metal, entered into Voting and Support Agreements with Stratasys (collectively, the “Voting Agreements”), pursuant to which the Stockholders have agreed to, among other things, vote their shares (i) in favor of the approval and adoption of the Merger Agreement, (ii) against any Acquisition Proposal (as defined in the Merger Agreement), (iii) against any amendment to Desktop Metal’s certificate of incorporation or bylaws that would reasonably be expected to prevent, impede or materially delay the consummation of the Merger and (iv) against any action, agreement, transaction or proposal that would reasonably be expected to result in a material breach of any representation, warranty, covenant, agreement or other obligation of Desktop Metal under the Merger Agreement or that would reasonably be expected to prevent, impede or materially delay the consummation of the Merger, subject to the terms and conditions set forth in the Voting Agreements.

The foregoing description of the Voting Agreements is qualified in its entirety by the full text of the Voting Agreements, which are attached hereto as Exhibits 10.1 through 10.8 and incorporated herein by reference.

Incorporation by Reference

The contents of this Form 6-K, excluding Exhibits 99.1 and 99.2 hereto, are incorporated by reference into the Company’s registration statements on Form S-8, SEC file numbers 333-190963, 333-236880, 333-253694, 333-262951 and 333-262952, filed by the Company with the Securities and Exchange Commission (the “SEC”) on September 3, 2013, March 4, 2020, March 1, 2021, February 24, 2022 and February 24, 2022, respectively, and Form F-3, SEC file numbers 333-251938 and 333-253780, filed by the Company with the SEC on January 7, 2021 and March 2, 2021, respectively, as amended, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Such forward-looking statements include statements relating to the proposed transaction between Stratasys and Desktop Metal, including statements regarding the benefits of the transaction and the anticipated timing of the transaction, and information regarding the businesses of Stratasys and Desktop Metal, including expectations regarding outlook and all underlying assumptions, Stratasys’ and Desktop Metal’s objectives, plans and strategies, information relating to operating trends in markets where Stratasys and Desktop Metal operate, statements that contain projections of results of operations or of financial condition and all other statements other than statements of historical fact that address activities, events or developments that Stratasys or Desktop Metal intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” and similar expressions. These forward-looking statements involve known and unknown risks and uncertainties, which may cause Stratasys’ or Desktop Metal’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to those factors and risks described in Item 3.D “Key Information - Risk Factors”, Item 4 “Information on the Company”, and Item 5 “Operating and Financial Review and Prospects” in Stratasys’ Annual Report on Form 20-F for the year ended December 31, 2022 and Part 1, Item 1A, “Risk Factors” in Desktop Metal’s Annual Report on Form 10-K for the year ended December 31, 2022, each filed with the SEC, and in other filings by Stratasys and Desktop Metal with the SEC. These include, but are not limited to: the ultimate outcome of the proposed transaction between Stratasys and Desktop Metal, including the possibility that Stratasys or Desktop Metal shareholders will reject the proposed transaction; the effect of the announcement of the proposed transaction on the ability of Stratasys and Desktop Metal to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; the timing of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction (including any necessary shareholder approvals); other risks related to the completion of the proposed transaction and actions related thereto; changes in demand for Stratasys’ or Desktop Metal’s products and services; global market, political and economic conditions, and in the countries in which Stratasys and Desktop Metal operate in particular; government regulations and approvals; the extent of growth of the 3D printing market generally; the global macro-economic environment, including headwinds caused by inflation, rising interest rates, unfavorable currency exchange rates and potential recessionary conditions; the impact of shifts in prices or margins of the products that Stratasys or Desktop Metal sells, or services Stratasys or Desktop Metal provides, including due to a shift towards lower margin products or services; the potential adverse impact that recent global interruptions and delays involving freight carriers and other third parties may have on Stratasys’ or Desktop Metal’s supply chain and distribution network and consequently, Stratasys’ or Desktop Metal’s ability to successfully sell both existing and newly-launched 3D printing products; litigation and regulatory proceedings, including any proceedings that may be instituted against Stratasys or Desktop Metal related to the proposed transaction; impacts of rapid technological change in the additive manufacturing industry, which requires Stratasys and Desktop Metal to continue to develop new products and innovations to meet constantly evolving customer demands and which could adversely affect market adoption of Stratasys’ or Desktop Metal’s products; and disruptions of Stratasys’ or Desktop Metal’s information technology systems.

These risks, as well as other risks related to the proposed transaction, will be included in the Registration Statement and Joint Proxy Statement/Prospectus. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form F-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Stratasys’ and Desktop Metal’s respective periodic reports and other filings with the SEC, including the risk factors identified in Stratasys’ and Desktop Metal’s Annual Reports on Form 20-F and Form 10-K, respectively, and Stratasys’ Form 6-K reports that published its results for the quarter ended March 31, 2023, which it furnished to the SEC on May 16, 2023, and Desktop Metal’s most recent Quarterly Reports on Form 10-Q. The forward-looking statements included in this communication are made only as of the date hereof. Neither Stratasys nor Desktop Metal undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Stratasys intends to file with the SEC the Registration Statement, which will include the Joint Proxy Statement/Prospectus. Each of Stratasys and Desktop Metal may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy Statement/Prospectus or Registration Statement or any other document that Stratasys or Desktop Metal may file with the SEC. The definitive Joint Proxy Statement/Prospectus (if and when available) will be mailed to shareholders of Stratasys and Desktop Metal. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus (if and when available) and other documents containing important information about Stratasys, Desktop Metal and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished, to the SEC by Stratasys will be available free of charge on Stratasys’ website at https://investors.stratasys.com/sec-filings. Copies of the documents filed with the SEC by Desktop Metal will be available free of charge on Desktop Metal’s website at https://ir.desktopmetal.com/sec-filings/all-sec-filings.

Participants in the Solicitation

Stratasys, Desktop Metal and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Stratasys, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Stratasys’ proxy statement for its 2022 Annual General Meeting of Shareholders, which was filed with the SEC on August 8, 2022, and Stratasys’ Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the SEC on March 3, 2023. Information about the directors and executive officers of Desktop Metal, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Desktop Metal’s proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2023 and Desktop Metal’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 1, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Joint Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Stratasys or Desktop Metal using the sources indicated above.

Exhibit Index

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description
2.1	Agreement and Plan of Merger, dated as of May 25, 2023, by and among Stratasys, Desktop Metal and Merger Sub*
10.1	Voting Agreement, dated as of May 25, 2023, by and between Stratasys and Ric Fulop
10.2	Voting Agreement, dated as of May 25, 2023, by and between Stratasys and KPCB Holdings, Inc., as nominee, Kleiner Perkins Caufield & Byers XVI, LLC, KPCB XVI Founders Fund, LLC, Kleiner Perkins Caufield & Byers XVII, LLC and KPCB XVII Founders Fund, LLC
10.3	Voting Agreement, dated as of May 25, 2023, by and between Stratasys and Khaki Campbell Trust
10.4	Voting Agreement, dated as of May 25, 2023, by and between Stratasys and Bluebird Trust
10.5	Voting Agreement, dated as of May 25, 2023, by and between Stratasys and Jonah Myerberg
10.6	Voting Agreement, dated as of May 25, 2023, by and between Stratasys and Audra Myerberg
10.7	Voting Agreement, dated as of May 25, 2023, by and between Stratasys and Wen Hsieh
10.8	Voting Agreement, dated as of May 25, 2023, by and between Stratasys and Red Tailed Hawk Trust
104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document).

*	Certain exhibits and schedules to this Agreement and Plan of Merger have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to provide to the Securities and Exchange Commission copies of such documents upon request; provided, however, that the Company reserves the right to request confidential treatment for portions of any such documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: May 25, 2023	By:	/s/ Eitan Zamir
	Name:	Eitan Zamir
	Title:	Chief Financial Officer

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